UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Cardiac Science Corporation
(Name of Subject Company (issuer))

Opto Circuits (India) Ltd.
and
Jolt Acquisition Company
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

14141A108
(CUSIP Number of Class of Securities)

Thomas Dietiker
Opto Circuits (India) Ltd.
Plot No. 83
Electronics City, Hosur Road
Bangalore, India 560 010
+91 80 28 52 10 84
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Mark T. Ehrmann, Esq.

Ryan P. Morrison, Esq.

Quarles & Brady LLP
33 East Main, Suite 900
Madison, Wisconsin 53703
(608) 251-5000

Calculation of Filing Fee

Transaction valuation	Amount of Filing fee
Not applicable	Not applicable

☐                        Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable

Form or Registration No.: Not applicable	Date Filed: Not applicable

☒                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing on Schedule TO relates to a planned tender offer by Jolt Acquisition Company (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Opto Circuits (India) Ltd., a public limited company incorporated under the laws of the nation of India (the “Company”), to purchase all outstanding shares of common stock, par value $0.001 per share, of Cardiac Science Corporation, a Delaware corporation (“Cardiac Science”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of October 19, 2010, by and among the Company, Purchaser and Cardiac Science.

Important Additional Information

The tender offer for the outstanding common stock of Cardiac Science has not yet commenced. This document and the exhibits hereto are neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and the offer to buy shares of Cardiac Science’s common stock will be made pursuant to an offer to purchase and related materials that the Purchaser and the Company intend to file with the Securities and Exchange Commission. At the time the offer is commenced the Purchaser and the Company will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter Cardiac Science will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of Cardiac Science when available. In addition, all of these materials (and all other materials filed by Cardiac Science with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Investors and security holders may also obtain free copies of the tender offer documents, once available, from the information agent for the tender offer or by mailing a request to Cardiac Science Corporation, Attention: Investor Relations, 3303 Monte Villa Parkway, Bothell, Washington 98021.

Forward-Looking Statements

This document and the exhibits hereto contain forward-looking statements that involve risks, uncertainties and assumptions.  Such statements are based on the current assumptions and expectations of Cardiac Science’s and the Company’s management and are neither promises nor guarantees. The words “believe,” “expect,” “intend,” “anticipate,” variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking.  There can be no assurance that management’s estimates of future results will be achieved. Actual results and performance may vary significantly from those expressed or implied in such statements. The actual results of the acquisition could vary materially as a result of a number of factors, including: uncertainties as to how many of Cardiac Science’s stockholders will tender their stock in the tender offer; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that Cardiac Science files from time to time with the Securities and Exchange Commission, including its annual report on Form 10-K for the year ended December 31, 2009 and quarterly and current reports on Form 10-Q and 8-K. These forward-looking statements reflect expectations as of the date of this document. The Company and Cardiac Science undertake no obligation to update the information provided herein.

Exhibit Index

Exhibit 99.1	Joint Press Release of Opto Circuits (India) Ltd. and Cardiac Science Corporation issued in India, dated October 19, 2010.

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